UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
(Amendment No. ____1____)*
CORESITE REALTY CORP
(Name of Issuer)
Common Stock - REIT
(Title of Class of Securities)
21870Q105
(CUSIP Number)
Kenneth S. Pickering, One Beacon Street, Boston MA  02108,
617-726-7295
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
January 31, 2014
(Date of Event which Requires Filing of this Statement)
Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
(X)  Rule 13d-1(b)
()  Rule 13d-1(c)
()  Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).






CUSIP No.
21870Q105

13G

Page 1 of 3 Pages











1.

NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

BTIM Corp  T.I.N. 20-0965054


2.

CHECK THE APPROPRIATE BOX IF A MEMBER OF A
GROUP
(see instructions)
(a)    (X)
(b)    ()


3.

SEC USE ONLY



4.

CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware








NUMBER OF
SHARES
BENEFICIALLY
OWNED BY
EACH
REPORTING
PERSON WITH

5.

SOLE VOTING POWER

596,513


6.

SHARED VOTING POWER

0


7.

SOLE DISPOSITIVE POWER

1,025,835


8.

SHARED DISPOSITIVE POWER

0






9.

AGGREGATE AMOUNT BENEFICIALLY OWNED BY
EACH REPORTING PERSON

1,025,835


10.

CHECK IF THE AGGREGATE AMOUNT IN ROW (9)
EXCLUDES CERTAIN SHARES
(see instructions)    ()


11.

PERCENT OF CLASS REPRESENTED BY AMOUNT IN
ROW (9)

4.75%


12.

TYPE OF REPORTING PERSON (see instructions)

BK, IA, GROUP













CUSIP No.
21870Q105

13G

Page 2 of 3 Pages





Item 1.

(a)
Name of Issuer
CORESITE REALTY CORP




(b)
Address of Issuer's Principal Executive Offices
1050 17th Street, Suite 800


Denver, CO  80265 USA
Item 2.

(a)
Name of Person Filing
BTIM Corp.




(b)
Address of the Principal Office or, if none, residence
One Beacon Street, 33rd Floor
Boston, MA  02108




(c)
Citizenship
Delaware




(d)
Title of Class of Securities
Common Stock - REIT




(e)
CUSIP Number
21870Q105



Item 3. If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)
()
Broker or dealer registered under section 15 of the Act (15
U.S.C. 78o).





(b)
(X)
Bank as defined in section 3(a)(6) of the Act (15 U.S.C.
78c).





(c)
()
Insurance company as defined in section 3(a)(19) of the Act
(15 U.S.C. 78c).





(d)
()
Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).





(e)
(X)
An investment adviser in accordance with 240.13d-
1(b)(1)(ii)(E);





(f)
()
An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);





(g)
()
A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);





(h)
()
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);





(i)
()
A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);





(j)
(X)
Group, in accordance with 240.13d-1(b)(1)(ii)(J).




Item 4.  Ownership.
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.






(a)

Amount beneficially owned:  1,025,835






(b)

Percent of class:  4.75%






(c)

Number of shares as to which the person has:  1,025,835








(i)
Sole power to vote or to direct the vote  596,513








(ii)
Shared power to vote or to direct the vote  0








(iii)
Sole power to dispose or to direct the disposition
of  1,025,835








(iv)
Shared power to dispose or to direct the disposition of  0





Instruction. For computations regarding securities which
represent a right to acquire an underlying security see
240.13d-3(d)(1).
Item 5.  Ownership of Five Percent or Less of a Class.
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of
securities, check the following    (X)
Instruction. Dissolution of a group requires a response to this item.
Item 6.  Ownership of More than Five Percent on Behalf of
Another Person.
     Not Applicable
Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company.
    Not Applicable
Item 8.  Identification and Classification of Members of the
Group.
     Boston Trust & Investment Management Company -
Bank
     One Beacon Street, Boston MA  02108
    T.I.N 04-2273811 Massachusetts

     Boston Trust Investment Management Inc. - Investment
Adviser
     One Beacon Street, Boston MA  02108
    T.I.N. 04-3554611 Massachusetts

Item 9.  Notice of Dissolution of Group.
    Not Applicable
Item 10.  Certification.





(a)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(b):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.







(b)

The following certification shall be included if the statement is filed pursuant to 240.13d-1(c):








By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.












CUSIP No.
21870Q105

13G

Page 3 of 3 Pages





    After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 25, 2014
Date

/s/ Kenneth S. Pickering
Signature

Director of Operations
Name/Title